Exhibit 99.1

CollPlant Biotechnologies Announces First Quarter Financial Results For 2024 and Provides Corporate Update

Additional large-animal study with commercial-size breast implants commenced in December 2023 expected to conclude in June 2024

Cash and cash equivalents balance as of March 31, 2024, was $23.2 million

Conference call and webcast to discuss its financial results and corporate updates on May 29 at 10:00 a.m. Eastern Daylight Time (details herein)

REHOVOT, Israel, May 29, 2024 -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and medical aesthetics, today announced results for the first quarter ended 2024 and provided a corporate update.

“In December 2023 we commenced large-animal trials to evaluate commercial-size, 3D-bioprinted, regenerative breast implants. Currently, there are no commercially-available implants that allow regeneration of breast tissue,” commented Yehiel Tal, CollPlant’s Chief Executive Officer. “CollPlant’s breast implants in development are unique in that they are designed to regenerate breast tissue as well as have inherent safety advantages. A primary goal of the large animal study is to obtain data which would support optimization of the implant design and composition. We plan to then apply this design to a pivotal large-animal study of commercial-size implants that is intended to be the subject of discussions with the FDA.”

Mr. Tal continued, “Also, since the beginning of the year, we have worked to finalize our first Environmental, Social and Governance, or ESG, report evaluating designated areas of focus to take measurable steps to improve towards becoming a sustainable organization. This comprehensive report highlights our commitment to sustainable practices, ethical governance, and positive social impact. It outlines our new goals in key ESG areas, reflecting our dedication to transparency and accountability. By setting these targets, we aim to create long-term value for our stakeholders while driving meaningful progress towards a more sustainable future.

Q1 and Recent Program Highlights

In January of 2024, CollPlant announced its initiation of a pre-clinical trial to evaluate commercial-size, 3D-bioprinted, regenerative breast implants. Currently, there are no commercial products that allow regeneration of soft tissues such as the breast and many safety issues exist with current implants. Still, the current annual market for breast implants is estimated at $2.9 billion.

In the U.S. alone, hundreds of thousands of people each year experience adverse events that range from autoimmune symptoms to the very serious breast implant-associated anaplastic large cell lymphoma (BIA-ALCL). CollPlant’s breast implants, comprised of the Company’s proprietary plant-derived rhCollagen and other biomaterials, are expected to regenerate breast tissue without eliciting immune response and therefore may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients.

This study follows CollPlant’s first large-animal study with positive results announced in January 2023, which demonstrated progressive stages of tissue regeneration after three months, as highlighted by the formation of maturing connective tissue and neovascular networks within the implants, with no adverse events reported.

The dermal and soft tissue filler product candidate for the medical aesthetics market is currently undergoing testing in clinical trials that are designed, planned, and executed by AbbVie, CollPlant business partner. According to the agreement between both parties, AbbVie is responsible for all the costs of the development, including the costs of the clinical trials.

Patent Updates

In the fourth quarter of 2023, the U.S. Patent and Trademark Office granted CollPlant a patent that relates to its photocuring technology and serves as the basis of its photocurable dermal filler product candidate, being developed for the aesthetics market.

In March 2024, the same patent application received allowance in Brazil. Patents were also granted in Israel and Australia allowing for protection until 2039 in these regions.

This newly issued patent is related to CollPlant’s photocuring technology within its photocurable dermal filler product candidate and represents an integral part of the Company’s strategy to expand the uses for its novel, rhCollagen technology into new, high-value markets.

ESG Updates

During the past year, CollPlant initiated its ESG activities and set new goals in various key ESG areas. CollPlant’s main ESG targets are to minimize its carbon footprint, improve the lives of the people that it interacts with, and establish a strong ethical governance mission. CollPlant’s first ESG report, which is planned for publication this quarter, will highlight these goals and its current achievements.

First Quarter Financial Results

GAAP revenues for the first quarter ended March 31, 2024 were $98,000, a decrease of $335,000 compared to $433,000 in the first quarter ended March 31, 2023. Revenues included mainly sales of the Company’s rhCollagen products.

GAAP cost of revenue for the first quarter ended March 31, 2024 were $545,000, compared to $325,000 for the first quarter ended March 31, 2023. Cost of revenue mainly includes the cost of the Company’s rhCollagen based products including maintenance and operation costs of its manufacturing plants, royalties to the Israeli Innovative Authorities for its sales and inventory write-off. The increase in cost of revenue in the amount of approximately $220,000 is mainly related to fixed cost of operating and maintaining the production facilities, against a quarter with relatively low revenues.

GAAP gross loss for the first quarter ended March 31, 2024 was $447,000, compared to gross profit of $108,000 for the first quarter ended March 31, 2023.

GAAP operating expenses for the first quarter ended March 31, 2024 were $3.9 million, compared to $3.6 million for the first quarter ended March 31, 2023. The increase of $255,000 is mainly comprised of: (i) an increase of approximately $74,000 in employees’ salaries and share-based compensation expenses, including recruitment of new employees and (ii) an increase of $193,000 in research and development activities mainly related to the breast implants project. On a non-GAAP basis, the operating expenses for the first quarter ended March 31, 2024 were $3.6 million, compared to $3.1 million in the first quarter ended March 31, 2023. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial income, net, for the first quarter ended March 31, 2024, totaled $134,000, compared to financial expenses, net of $196,000 in the first quarter ended March 31, 2023. The increase in financial income, net, is due to the interest rates and interest received from the Company’s short-term cash deposits in 2024.

GAAP net loss for the first quarter ended March 31, 2024 was $4.2 million, or $0.37 basic loss per share, compared to a net loss of $3.7 million, or $0.33 basic loss per share, for the first quarter ended March 31, 2023. Non-GAAP net loss for the first quarter ended March 31, 2024 was $4.0 million, or $0.35 basic loss per share, compared to $3.3 million loss, or $0.29 basic loss per share, for the first quarter ended March 31, 2023.

Balance Sheets and Cash Flow

The Company’s cash and cash equivalents balance as of March 31, 2024 was $23.2 million.

Net cash used in operating activities was $3.3 million during the first quarter ended March 31, 2024, compared to $3.4 million during the first quarter ended March 31, 2023.

Net cash used in investing activities was $82,000 during the first quarter ended March 31, 2024, compared to $145,000 during the first quarter ended March 31, 2023. The investing activities includes purchase of property and equipment.

Net cash provided by financing activities was $9,000 during the first quarter ended March 31, 2024, compared to $803,000 during the first quarter ended March 31, 2023. The decrease in cash provided by financing activities is attributed to proceeds from the exercise of warrants in the first quarter of 2023. As of today, the Company has no outstanding warrants.

Conference call information

To participate in the conference call, please use the dial-in information below:

U.S. investors:  1-877-407-9716
Investors outside of the U.S.:  1-201-493-6779
Israel investors: 1-809-406-247
Conference ID:  13745964

Note, you can avoid long wait times for the operator by using the Call me™ feature and clicking the link below 15 minutes prior to the scheduled call start time:

https://callme.viavid.com/viavid/?callme=true&passcode=13728588&h=true&info=company-email&r=true&B=6

Webcast information

A live webcast will also be available in listen-only mode and can be accessed here or via the link to be posted on the News & Events section of the CollPlant Investor relations website. A replay of the webcast will be available following the conclusion of the live broadcast and will be accessible on the Company’s website for a limited time.

Submit questions to management in advance of the call and webcast

To ask management a question ahead of the call, please email Dan Ferry at LifeSci Advisors LLC up until 24 hours before the event at daniel@lifesciadvisors.com.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2024	December 31, 2023
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$23,225	$26,674
Restricted deposit	239	241
Trade receivables, net	90	-
Other accounts receivable and prepaid expenses	279	393
Inventories	645	714
Total current assets	24,478	28,022
Non-current assets:
Restricted deposit	57	57
Operating lease right-of-use assets	2,979	3,070
Property and equipment, net	2,606	2,789
Intangible assets, net	173	188
Total non-current assets	5,815	6,104
Total assets	$30,293	$34,126

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	March 31, 2024	December 31, 2023
	Unaudited	Audited
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$1,119	$980
Operating lease liabilities	598	624
Accrued liabilities and other payables	1,708	1,647
Total current liabilities	3,425	3,251
Non-current liabilities:
Operating lease liabilities	2,421	2,535
Total non-current liabilities	2,421	2,535
Total liabilities	5,846	5,786

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of March 31, 2024 and December 31, 2023; issued and outstanding: 11,454,512 and 11,452,672 ordinary shares as of March 31, 2024 and December 31, 2023, respectively	4,983	4,982
Additional paid in capital	121,369	121,068
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(100,936)	(96,741)
Total shareholders’ equity	24,447	28,340
Total liabilities and shareholders’ equity	$30,293	$34,126

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2024	2023
Revenues	$98	$433
Cost of revenues	545	325
Gross profit (loss)	(447)	108

Operating expenses:
Research and development	2,406	2,102
General, administrative and marketing	1,476	1,525
Total operating loss	4,329	3,519
Financial income (expenses), net	134	(196)
Net loss	$4,195	$3,715
Basic net loss per ordinary share	$0.37	$0.33
Diluted net loss per ordinary share	$0.37	$0.33
Weighted average number of ordinary shares used in computation of basic net loss per share	11,453,177	11,270,948
Weighted average number of ordinary shares used in computation of diluted net loss per share	11,453,177	11,270,948

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(4,195)	$(3,715)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	280	280
Share-based compensation to employees and consultants	290	514
Net loss from financing expenses	125	282

Changes in assets and liabilities:
Increase in trade receivables	(90)	(314)
Decrease (increase) in inventories	72	(345)
Decrease in other accounts receivables and prepaid expenses	114	135
Decrease in operating lease right-of-use assets	137	119
Increase (decrease) in trade payables	139	(248)
Decrease in operating lease liabilities	(186)	(224)
Increase in accrued liabilities and other payables	61	66
Net cash used in operating activities	(3,253)	(3,450)
Cash flows from investing activities:
Purchase of property and equipment	(82)	(145)
Net cash used in investing activities	(82)	(145)
Cash flows from financing activities:
Exercise of options and warrants into shares	9	803
Net cash provided by financing activities	9	803
Effect of exchange rate changes on cash and cash equivalents and restricted deposits	(123)	(282)
Decrease in cash and cash equivalents and restricted deposits	(3,326)	(3,074)
Cash and cash equivalents and restricted cash at the beginning of the period	26,674	29,864

Cash and cash equivalents and restricted deposits at the end of the period	$23,225	$26,790

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended March 31,
	2024	2023
Supplemental discloser of non-cash activities:

Right-of-use assets recognized with corresponding lease liabilities	$46	$788
Capitalization of share-based compensation to inventory	$3	$47

Reconciliation of cash, cash equivalents and restricted cash at the end of the period
Cash and cash equivalents	$23,225	$26,528
Restricted deposits (including long term)	-	262
Total cash and cash equivalents and restricted deposits	$23,225	$26,790

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2024	2023

GAAP operating expenses:	$3,882	$3,627

Change of operating lease accounts	1	21
Share-based compensation to employees, directors and consultants	(290)	(514)
Non-GAAP operating expenses:	3,593	3,134

GAAP operating loss	4,329	3,519
Change of operating lease accounts	1	21
Share-based compensation to employees, directors and consultants	(290)	(514)
Non-GAAP operating loss	4,040	3,026

GAAP Net loss	4,195	3,715
Change of operating lease accounts	49	105
Share-based compensation to employees, directors and consultants	(290)	(514)
Non-GAAP Net loss	$3,954	$3,306
GAAP basic and diluted loss per ordinary share	$0.37	$0.33
NON- GAAP basic and diluted loss per ordinary share	$0.35	$0.29

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2024 and 2023 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial statements for the first quarter ended March 31, 2024, are presented in accordance with generally accepted accounting principles in the U.S.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or it strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the Israel- Hamas war, projected capital expenditures and liquidity, changes in the Company’s strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Eran@collplant.com

Investors

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com